Exhibit 99.1

Greenbrook TMS Announces Dates for Its Fourth Quarter and Year End 2021 Financial Results

TORONTO--(BUSINESS WIRE)--February 24, 2022--Greenbrook TMS Inc. (TSX: GTMS, NASDAQ: GBNH) (“Greenbrook” or the “Company”), will release its 2021 fourth quarter and year end operational and financial results after market hours on March 31, 2022.

FOURTH QUARTER AND YEAR END 2021 CONFERENCE CALL DETAILS:

Bill Leonard, President and Chief Executive Officer, and Erns Loubser, Chief Financial Officer, will host a conference call at 10:00 a.m. (Eastern Time) on April 1, 2022 to discuss the financial results for the quarter.

Dial in Numbers:

Toll Free North America: (866) 521-4909
Toronto: (647) 427-2311

Webcast:

For more information or to listen to the call via webcast, please visit:
www.greenbrooktms.com/investors/events.htm

For those that plan on accessing the conference call or webcast, please allow ample time prior to the call time.

Conference Call Replay:

Toll Free (North America): (800) 585-8367
Toronto: (416) 621-4642
Conference ID: 6080804

The conference call replay will be available from 1:00 p.m. ET on April 1, 2022, until 11:59 p.m. ET on May 1, 2022.

About Greenbrook TMS Inc.

Operating through 148 Company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 730,000 TMS treatments to over 20,000 patients struggling with depression.

Contacts

Glen Akselrod
Investor Relations
Greenbrook TMS Inc.

Contact Information:
investorrelations@greenbrooktms.com
1-855-797-4867